March 29, 2024


VIA E-MAIL

Joseph M. Mannon, Esq.
Vedder Price
222 North La Salle St.
Chicago, IL 60601

               Re:     Palmer Square Funds Trust/Palmer Square Credit
Opportunities ETF
                       File Nos. 811-23946 and 333-277718
Dear Mr. Mannon:
        On March 6, 2024, you filed a registration statement on Form N-1A on behalf of
Palmer Square Funds Trust (the    Trust   ) to register shares of the Palmer
Square Credit
Opportunities ETF (the    Fund    or    ETF   ). Our comments are set forth
below. For
convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS
Cover Page
1. Please complete all blank fields.
SUMMARY     PALMER SQUARE CREDIT OPPORTUNITIES ETF, Pages 1-5
Fees and Expenses of the Fund, Page 1
2. The fee table is incomplete. When completing, please provide an estimate of organizational and offering costs, disclose the party responsible for paying these
   expenses, and, if applicable, confirm that they will be included in the line item for
   Other Expenses in the fee table.
 Joseph M. Mannon, Esq.
Page 2
March 29, 2024

Example, Page 1
3. On Page 1, the Example contains a sentence stating that the example reflects the
   Fund   s fee waiver agreement but only for the contractual term of the fee waiver. The
   fee table, however, does not contain any line item showing a fee waiver. If such a fee waiver agreement will be in place for at least one year from the date of effectiveness of the registration statement, please ensure that the fee table is updated accordingly with the contractual term of the waiver agreement referenced in footnote disclosure to that line item. If a fee waiver agreement will not be in place, please update the introductory disclosure in the Example to remove reference to the fee waiver agreement.
4. Because this is a new fund, please include disclosure that the expenses are based on estimated amounts for the current fiscal year.
Principal Investment Strategies, Pages 1-2
5. The first paragraph on Page 1 of this section details a list of investments that the Fund may invest in. Please confirm that each listed security type is a principal strategy of the Fund.
6. The last sentence of the first paragraph on Page 1 of this section states that the Fund can invest in securities of foreign issuers. Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose in the principal risk section, along with other required disclosure regarding the risks of
   the Fund   s ETF structure that there are a limited number of financial institutions that
   may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.
7. With respect to the Fund   s disclosed ability to invest in securities of
foreign issuers on
   Page 1 of this section, please explain supplementally to the staff whether the Fund can invest in emerging markets securities and non-US or US-dollar denominated debt from emerging markets, and if so, add disclosure in Item 4 if such investments will be principal strategies or in Item 9 or the SAI, as appropriate, if such investments will be non-principal strategies.
8. The second full paragraph on Page 2 of this section, states that the Fund may also
   employ derivatives    for hedging purposes and some investments could count
towards
   satisfaction of the Fund   s 80% policy. Please confirm supplementally to
the staff that
   the list of derivatives will be used as principal strategies. If not, please move this
 Joseph M. Mannon, Esq.
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March 29, 2024

   disclosure to Item 9 or the SAI as appropriate. For the instruments that will be used as principal strategies, particularly for the instruments that could be used to satisfy the
   80% policy, please identify those instruments and describe with more specificity how those will be used in Item 4 and/or Item 9 as appropriate.
9. The third full paragraph of this section on Page 2 states that the Fund seeks to identify
   investments    that it believes can provide highly competitive rate yields and total return
   over the long term with relatively mitigated credit risk.    Please describe
how the Fund
   interprets the phrase    relatively mitigated credit risk    and what
techniques the Fund
   will employ to mitigate credit risk.
Principal Investment Risks, Pages 2-5
10. Beginning on Page 2 of the prospectus, the principal risks of the Fund are described.
    Once the principal investment strategies are finalized and refined, please ensure that there is summary risk disclosure in Item 4 for each principal strategy listed with enhanced disclosure in Item 9 or the SAI as appropriate. For example, you list
    investments in covenant-lite securities as a principal strategy but there is no principal risk disclosure in Item 4 regarding the risks of these securities.
11. Page 1 of the prospectus discloses that the Fund may invest in US-dollar and non-US dollar denominated debt securities and securities of foreign issuers but there is no principal risk disclosure of these investments in Item 4 or Item 9. Please add summary risk disclosure regarding these principal strategies with more enhanced disclosure in
    Item 9 or the SAI as appropriate. Also, if the principal strategies of the Fund will include investments in emerging markets, please add disclosure of the specific risks of those types of investments.
12. The Fund is an ETF and there is no principal risk disclosure specific to
the Fund   s
    structure as an ETF. Please add specific risk disclosure that covers, at a minimum, the following points:
   a) Please disclose the risk that the ETF's market price may deviate from the value of the ETF's underlying portfolio holdings, particularly in times of market stress, with the result that the investors may pay more or receive less that the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF's NAV.
   b) Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances
 Joseph M. Mannon, Esq.
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March 29, 2024

      between the market price of the ETF's shares and the underlying value of those shares.
   c) Please disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this, in turn, could lead to differences between the market price of the ETF's shares and the underlying value of those shares.
   d) Please disclose that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the
      ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF's shares and the underlying value of those shares.
13. The last bullet point on Page 5 of the prospectus states that the Fund is non-
   diversified.    Please reference the Fund   s status as a non-diversified
fund in its
   principal strategies and add risk disclosure explaining the risks of a non-diversified
   Fund.
Performance, Page 5

14. Please supplementally identify for the staff the benchmark indices the fund intends to use for the performance presentation. We may have additional comments.


Purchase and Sale of Fund Shares, Page 5

15. The second sentence of this section on Page 5 states that the Fund generally redeems and sells shares in Creation Units in exchange for a deposit of securities or cash. Given
    the Fund   s strategy, please confirm supplementally to the staff whether the Fund
    anticipates issuing and redeeming Creation Units primarily in cash. If so, please add risk disclosure that the purchases and redemptions of Creation Units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-
    kind. In addition, please also disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that these costs are not offset by a transaction fee payable by an authorized participant.
 Joseph M. Mannon, Esq.
Page 5
March 29, 2024

MORE ABOUT THE FUND   S INVESTMENT OBJECTIVES, PRINCIPAL
INVESTMENT STRATEGIES AND RISKS, Pages 7-14
16. Please conform changes to Item 4 made in response to comments to the Item 9 disclosure as appropriate.


STATEMENT OF ADDITIONAL INFORMATION

Management of the Trust
Trustees and Officers, Page B-29 & Signature Page
17. The table on Page B-29 of the SAI page 12 indicates that the Trustees and officers have not been identified for the Trust and the registration statement has been signed only by the chief executive and financial officers. Please ensure that once the Board of
    Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees and all Trustees and officers of the
    Trust are identified. See Section 6(a) of Securities Act.


PURCHASE AND REDEMPTION OF SHARES IN CREATION UNITS, Pages B-41
- B-46

18. The section entitled    Acceptance of Orders of Creation Units    on Page
B-44
    discloses certain instances when an order for a Creation Unit might be rejected, including two subparagraphs (d) and (e) when such an order might be rejected based on opinion of counsel. Please explain supplementally why subparagraphs (d) and
(e) are
    necessary or whether they can be combined.
19. In the same section on Page B-44, please delete the following language in the first
    sentence:    without limitation   .
Exhibits
20. The staff needs to review the Declaration of Trust and Bylaws of the Trust prior to effectiveness. Please transmit to the staff for review once completed.
21. Please confirm that the legal opinion to be filed as Exhibit (i) will be consistent with
    Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered
Offerings
    (October 14, 2011).

.. Part C     Other Information
22. If the Registrant may indemnify a director, officer, or controlling person against
    liabilities arising under the Securities Act of 1933 (   Securities Act
), please add a
    description of the indemnification provisions including an undertaking to the
 Joseph M. Mannon, Esq.
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March 29, 2024

   registration statement that states the indemnification language of Rule 484 under the
   Securities Act of 1933.

GENERAL COMMENTS

23. Please identify the person or entity that will be providing the seed capital for the Trust and their relationship to the Trust.

24. Please advise us if you have submitted, or expect to submit, any exemptive application
    (other than the co-investment exemptive application) or any no-action request in connection with the registration statement.

25. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
26. A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.




                                        * * * * *
 Joseph M. Mannon, Esq.
Page 7
March 29, 2024

        If you have any questions prior to filing a pre-effective amendment, please call me at (303) 324-6165.
                                                            Sincerely,

                                                            /s/ Eileen Smiley

                                                            Eileen Smiley
                                                            Attorney-Adviser
cc:    Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief